Filed by First Trust Exchange-Traded Fund VIII (Commission File No. 333-292739)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: First Trust Senior Floating Rate Income Fund II(Commission File No. 811-21539)

FCT Proxy Vote Special Meeting of Shareholders: June 9, 2026
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A Proposed Reorganization Shareholders Are Asked to Vote FOR
Target Fund	Acquiring Fund	Vote Date	Board Vote
FCT	FFLX	June 9, 2026	FOR
NYSE Closed End Fund	NYSE Arca ETF	Trust Advisors L.P., Wheaton, IL 12 pm CT	Unanimous

Shareholders should carefully read all of the proxy materials.

Key Points & Rationale

The Case for Converting FCT to FFLX

The Board of FCT unanimously recommends shareholders vote FOR the conversion of FCT to FFLX. First Trust believes the conversion may benefit shareholders in a number of ways, including the following:

Ongoing Savings Material fee reduction (~142 bps) on the basis of net assets
One-Time Uplift Trading discount is expected to mechanically collapse following conversion
Broader Mandate All-weather, multi-sector credit strategy
ETF Structure Daily transparency, tax efficiency, no leverage from borrowings

First Trust Portfolios L.P. | First Trust Advisors L.P. 1-800-621-1675 | www.ftportfolios.com

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

You should consider a fund's investment objectives, risks, and charges and expenses carefully before investing. Contact First Trust Portfolios L.P. at 1-800-621-1675 or visit www.ftportfolios.com to obtain a copy of the Proxy Statement/Prospectus which contains this and other information about the Target Fund and the Acquiring Fund.

PLEASE CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS SENT TO YOU AS IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSAL. THE PROXY STATEMENT/PROSPECTUS IS ALSO AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSIONS’ WEBSITE, www.sec.gov.

This summary is not intended to be tax or legal advice. This summary cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on the taxpayer. The taxpayer should consult an independent tax advisor.

Investors and security holders of the Target Fund are urged to read the Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety because they contain important information about the proposed Reorganization. Investors should consider the investment objectives, risks, charges and expenses of the Target Fund and the Acquiring Fund carefully. The Proxy Statement/Prospectus contains information with respect to the investment objectives, risks, charges and expenses, and other important information about the Target Fund and the Acquiring Fund.

The information presented is not intended to constitute an investment recommendation for, or advice to, any specific person. By providing this information, First Trust is not undertaking to give advice in any fiduciary capacity within the meaning of ERISA, the Internal Revenue Code or any other regulatory framework. Financial professionals are responsible for evaluating investment risks independently and for exercising independent judgment in determining whether investments are appropriate for their clients.